SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

                         AMENDMENT NO. 3

            Under the Securities Exchange Act of 1934

                   THE ZIEGLER COMPANIES, INC.
                    __________________________
                         (Name of Issuer)

                  COMMON STOCK, PAR VALUE $1.00
                  _____________________________
                  (Title of Class of Securities)

                           5021600-10-4
                          _____________
                          (CUSIP Number)

                         Gerald J. Gagner
                 800 West State Street, Suite 103
                 Doylestown, Pennsylvania  18901
                         (305) 294-2641
           ___________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         January 26, 1998
      _____________________________________________________
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.  [  ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent (5%) of such class. See Rule 13d-7.)

Note: Six (6) copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                           Page 2 of 8 Pages

CUSIP No. 98 9506100

(1)   Names of Reporting Persons,          New West Investors, L.P.
      S.S. or I.R.S. Identification
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [X]
      a Member of a Group (See                       (b) [ ]
      Instructions)


    (3)  SEC Use Only


(4)   Source of Funds (See Instruc-                    WC
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-              Pennsylvania
      zation

                        (7)   Sole Voting Power               -

Number of Shares        (8)   Shared Voting Power       208,200
Beneficially
Owned by Each           (9)   Sole Dispositive                -
Reporting Person              Power
With:
                        (10)  Shared Dispositive        208,200
                              Power

(11)  Aggregate Amount Beneficially                     208,200
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                       [  ]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         8.7%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          PN
      Instructions)


                      Page 3 of 8 Pages

CUSIP No. 98 9506100

(1)   Names of Reporting Persons,                  Gerald J. Gagner
      S.S. or I.R.S. Identification
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [X]
      a Member of a Group (See                       (b) [ ]
      Instructions)


    (3)  SEC Use Only


(4)   Source of Funds (See Instruc-                        OO
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                       USA
      zation

                        (7)   Sole Voting Power               -

Number of Shares        (8)   Shared Voting Power       208,200
Beneficially
Owned by Each           (9)   Sole Dispositive                -
Reporting Person              Power
With:
                        (10)  Shared Dispositive        208,200
                              Power

(11)  Aggregate Amount Beneficially                     208,200
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                       [  ]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                        8.7%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                        IN
      Instructions)

                          Page 4 of 8 Pages

CUSIP No. 98 9506100

    This statement constitutes Amendment No. 3 to the Schedule 13D dated February 7, 1996, as amended (the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock") of The Ziegler Companies, Inc., a Wisconsin corporation (the "Issuer"). All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.

    This Schedule 13D is reporting matters with respect to the group consisting of New West Investors, L.P., a Pennsylvania limited partnership ("New West"), and Gerald J. Gagner, an individual ("Gagner"), who is the general partner of New West.

    This Amendment No. 3 to the Schedule 13D is being filed as a result of a change in the facts contained in the Schedule 13D, which change is due to the acquisition by New West of an additional 24,700 shares of the Issuer's Common Stock since the filing of Amendment No. 2 to the Schedule 13D, representing the acquisition of approximately 1.03% of the outstanding Common Stock of the Issuer.

Item 1.  Security and Issuer.

         Item 1 of this Schedule 13D is unchanged.

Item 2.  Identity and Background.

         Item 2 of this Schedule 13D is unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

         The amount of funds required by New West to purchase the 24,700 shares of the Common Stock of the Issuer was approximately $474,434, which funds were provided by New West from its working capital available for investment. All of the foregoing shares of Common Stock were acquired through open market purchases.

Item 4.  Purpose of Transaction.

         Item 4 of this Schedule 13D is unchanged.


                      Page 5 of 8 Pages

CUISP NO. 98 9506100

Item 5.  Interest in Securities of the Issuer.

         The aggregate percentage of shares of Common Stock reported as beneficially owned by each person herein is based upon 2,401,000 shares of Common Stock outstanding, as reported on January 26, 1998, to New West by Ziegler to assist with this filing. The Issuer's quarterly report on Form 10-Q for the quarterly period ending September 30, 1997, reported 2,444,773 shares outstanding as of such date.

         (a) The following table sets forth the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:

         Person                     Amount               Percent
         ______                     _______              _______
     New West Investors, L.P.      208,200(1)              8.7%

     Gerald J. Gagner              208,200(1)              8.7%
    ____________________

    (1) These shares are owned of record by New West. Gagner is the sole general partner of New West, with voting and dispositive control over the securities held in New West's investment portfolio. As a result, Gagner may be considered to beneficially own the shares of Common Stock of the Issuer that are owned of record by New West. None of the limited partners of New West has any voting or dispositive control over such securities.

         (b) The following table sets forth, for each person and entity identified under paragraph (a), the number of shares of Common Stock of the Issuer as to which the person and entity has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

                              Sole Voting and     Shared Voting
                                  Power of         and Power of
     Person or Entity           Disposition        Disposition
     ________________         _____________       _____________
     New West Investors, L.P.        None              208,200(1)

     Gerald J. Gagner                None              208,200(1)
    ____________________

   (1)  See footnote (1) under paragraph (a) of this Item 5.

                            Page 6 of 8 Pages

    (c) During the lesser of sixty (60) days prior to the date of this Schedule 13D or since the filing person's most recent filing on Schedule 13D, the following transactions were effected in the Common Stock by a reporting person named in response to Paragraph (a) of this Item 5:

Transactions by New West:

                              Number       Price,       Type
                             of Shares   Excluding       of
 Date         Security        Acquired   Commission   Transaction
________     ____________    _________   __________   ___________
1-8-98       Common Stock          300      20.44        AMEX
1-12-98      Common Stock          500      20.31        AMEX
1-12-98      Common Stock          200      20.00        AMEX
1-13-98      Common Stock          300      20.00        AMEX
1-13-98      Common Stock          500      19.875       AMEX
1-14-98      Common Stock          500      19.75        AMEX
1-14-98      Common Stock          500      19.50        AMEX
1-15-98      Common Stock          500      19.38        AMEX
1-21-98      Common Stock          100      19.25        AMEX
1-28-98      Common Stock          400      20.38        AMEX
1-29-98      Common Stock          100      20.19        AMEX

Transactions by Gagner:  None

    (d)  See Item 6, below.

     (e)  Not applicable.

Item 6.  Contracts, Agreements, Underwritings or Relationships
         With Respect to Securities of the Issuer.

    Item 6 of this Schedule 13D is unchanged, except as set forth in Item 3 of this Amendment.

Item 7.  Materials to be Filed as Exhibits.

    1.  Agreement of the reporting persons as to joint filing of this
    Schedule 13D is filed as Exhibit 1 to the Schedule 13D, dated
    February 7, 1996, and is incorporated herein by reference.

    2. Cash and Margin Agreement between New West Investors, L.P. and Brown & Company Securities Corporation is filed as Exhibit 2 to the Schedule 13D, dated February 7, 1996, and is incorporated herein by reference.


                        Page 7 of 8 Pages

                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:   February 5, 1998.

                           /s/ Gerald J. Gagner

                          ___________________________________
                          Gerald J. Gagner


                          NEW WEST INVESTORS, L.P.

                          By /s/ Gerald J. Gagner
                            ________________________________
                            Gerald J. Gagner, General Partner



                       Page 8 of 8 Pages

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